Exhibit (a)(30)
What have we announced?
This morning our Board recommended shareholders accept a revised offer from Kraft with a value of 840p per share. The revised offer comprises 500 pence in cash and 0.1874 Kraft shares for each Cadbury share. In addition, Cadbury shareholders will receive a special dividend of 10 pence per share from Cadbury. Further detail will follow.
Why has our Board recommended this offer?
The Board believes that the offer represents good value for Cadbury shareholders and are pleased with the commitment that Kraft Foods has made to our heritage, values and people throughout the world. We will now work with Kraft Food’s management to ensure the continued success and growth of the business for the benefit of our customers, consumers and employees.
What difference does it make that our Board has recommended Kraft’s revised offer?
The Board is closest to our company’s plans and potential and its recommendation of what a fair value is carries weight. Individual shareholders still have to make their own decisions however as to whether they wish to accept the offer or not.
But haven’t we been quite hostile about Kraft?
Companies subjected to unsolicited takeover offers will naturally focus on the other company’s weaknesses. This is part of how a company explains its value to the media and financial markets. We said that Kraft’s initial offer was not a fair value for our shares. The revised offer is significantly greater than the initial offer.
When would Kraft officially take over?
Kraft’s offer must go unconditional on 2 February or it will lapse. This means that they must receive valid acceptances by 1.00 pm (London time) that day in respect of not less than 90% (or such lower percentage as Kraft Foods may decide) of all the Cadbury Shares. Kraft also today announced that it reserves the right to, and intends to, reduce the acceptance conditions to 50% plus one share. If Kraft’s offer succeeds, Cadbury plc will become a subsidiary of Kraft on 2 February.
Would our brands survive if this goes through?
Kraft has said that it is keen to build on our ‘iconic brands’. It is our people and our brands which make us successful, and that is what Kraft has bid for.
Can we do anything more?
The Board has made a powerful case for the value we can create as a pure-play confectionery business. It now believes that a premium on that value has been offered to the extent that shareholders should accept.
What does this mean for me?
Kraft’s team will be working with the leadership team at Cadbury to understand how best to fit the two businesses together. It’s important to remember that Kraft will need capable, talented individuals — much of Cadbury’s value rests in that talent. Kraft has assured the Board and announced that it will employ a ‘best of both’ principle to create opportunities for Cadbury colleagues. Naturally we will be working with them to help you manage this transition in the best possible way.
What is the management of Cadbury doing to protect employees and our rights?
The Board have secured an assurance from Kraft that existing employment rights, including pension rights, of all employees will be fully safeguarded.
In accordance with local legislations changes to contractual terms would need to be consulted on, and where applicable agreed, in compliance with local legislation. These laws are there to protect employee rights.

If shareholders accept Kraft’s offer, the management team at Cadbury will engage with Kraft to discuss the principles and protocols which would be put in place around our people, in the same way that Cadbury has done in the past in transactions we have been involved in.
Will we hear something directly from Kraft?
All communications will continue to come through Cadbury Internal Communications and your local leaders for the time being. If you are a shareholder, you will receive a formal offer pack from Kraft.
I’ve read that many of our shareholders are in the US. How come they can decide the future of a UK company?
Our shares are listed in London and in the New York Stock Exchange. They can be traded freely by individuals or institutions in either country.
New ownership
Why does Kraft want to buy Cadbury?
In its offer document Kraft said it believes that a combination with Cadbury “would build on a global powerhouse in snacks, confectionery and quick meals, with an exceptional portfolio of leading brands around the world. Combining the Kraft Foods and Cadbury businesses would create a global confectionery leader.” You can read the full offer document for more information (cadburyinvestors.com)
Could you tell me more about Kraft?
Kraft Foods is the world’s second largest food company, with revenues of US$41.9 billion. It is headquartered in Northfield, Illinois, USA with approximately 100,000 employees worldwide and manufactures and markets packaged food products, including snacks, beverages, cheese, convenient meals and various packaged grocery products.
Kraft sells its products to consumers in approximately 150 countries with operations in more than 70 countries and makes its products at 168 manufacturing and processing facilities worldwide.
Kraft’s portfolio includes Oscar Mayer meats; Philadelphia cream cheese; Maxwell House, Carte Noire, Grand’ Mère, Jacobs, Kenco coffees; Nabisco cookies and crackers; Oreo cookies; Milka chocolates; Côte d’Or, Toblerone, Marabou and Alpen Gold chocolates.
Would Kraft cut jobs or sell off parts of our business if they took us over?
Kraft has stated that it could save $625m a year by integrating our business with theirs. In its original offer document it added that, “Such synergies will, however, take time to be realised and will require significant investments in distribution, marketing and product development”.
Are our employment terms likely to be changed under new ownership?
Kraft has given assurances to Cadbury that the existing contractual employment rights, including pension rights, of all employees will be fully safeguarded.
Would contracts with organisations and/or individuals need to be renegotiated in the event of a change in ownership?
The vast majority of contracts would not be affected by a change in ownership of the company, however if you are concerned you may wish to consult your HR team.
If Kraft takes us over does it have the opportunity to change our employment terms and conditions?
Any changes in contractual arrangements would need to go through the local legislative and consultative process.

Kraft may need to dispose of some assets due to anti-trust considerations. What does this mean for me?
The EU has already ruled that Kraft would need to sell aspects of our Polish and Romanian businesses.
The Kraft bid
How can I get a copy of the Kraft offer?
The official offer made by Kraft on December 4, along with other documents published by Cadbury and Kraft to date in relation to the offer, can be seen at: www.cadburyinvestors.com
What is Kraft offering for Cadbury Shares?
For each Cadbury share:
500 pence in cash
and
0.1874 New Kraft Foods Shares
I’m a shareholder, do I have to tender/accept the offer in relation to my shares?
No. Each shareholder is entitled to make their own decision.
Do shareholders have to follow the Board’s recommendation to reject the offer?
No. Each shareholder is entitled to make their own decision.
Can I be forced to sell my shares to Kraft/accept the offer?
You can only be forced to sell your shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
I’m a shareholder, what will happen if I do nothing?
You will continue to own your Cadbury shares, however, this is a financial decision and therefore you are encouraged to seek advice from your financial advisor. Shareholders can only be forced to sell their shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
In the package that I received from Kraft there is an acceptance form. What do I do with this?
This is a form to accept the Kraft offer and should be filled in only if you wish to accept the Kraft offer. If you do not want to accept the Kraft offer then do not fill in the form. As this is a financial decision we recommend that if you are in any doubt about what action to take, please contact your financial advisor.
Q. If I have shares through one of our company share schemes, should I have received Kraft’s offer document?
Yes, Kraft has to send it to all registered shareholders as well as all participants in Cadbury share award or option plans. You may get it more than once if you are a shareholder and/or participate in more than one share plan.
Q. I received a copy of Kraft’s offer document — how did Kraft get my home address?
Kraft requested a copy of the share register and the details of those people with pending share awards such as Share Save schemes. Under UK Takeover Panel rules, we were legally obliged to provide them.
Employment benefits and shares
What happens about AIP 2009?
We do not anticipate that it will materially impact the 2009 AIP payments (although the bonus share retention plan may not be operated in conjunction with the 2009 bonus).

What happens about AIP 2010?
This will depend on the outcome of Kraft’s bid. Should Kraft be successful, we cannot predict what incentive structure they might wish to put in place.
I’m concerned about my pension, is it safe?
Globally Cadbury generally provides pensions to colleagues using custodians such as a trust (as the UK and Ireland), through a foundation (a body created to administer the benefits for the company) or through insurance. In all of these situations the custodian holds assets on behalf of the members. Each jurisdiction is different and any particular concerns that you may have should be referred to your HR partner.
What will happen to Cadbury’s pensioners if Kraft is successful?
Kraft have said they will respect existing benefits.
As a shareholder, would I get shares and cash from Kraft?
Under the terms of the final offer, Cadbury shareholders will be entitled to receive 500 pence in cash and 0.1874 New Kraft Foods shares. In addition, Cadbury shareholders will be entitled to receive 10 pence per Cadbury share by way of a Special Dividend following the date on which the Final Offer becomes or is declared unconditional.
Would we stay on the London and New York stock exchanges if we were taken-over?
No, we would be part of Kraft Foods, which is listed on the New York Stock Exchange.
When can I be made to sell my shares?
You can only be forced to sell your shares if Kraft acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
What happens if I don’t sell? Do I risk losing my money?
Even if its offer were successful, Kraft could decide not to purchase all the shares in a company, leaving a minority, although this in unusual. In those circumstances the value of the shares may be adversely affected.
If I am a shareholder and am forced to sell my shares, do I have to pay tax?
If you own shares it is your responsibility to understand your local tax regulations. Cadbury cannot give personal financial advice.
Important Note
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury Shares and Cadbury ADSs are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.